March 7, 2024

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: Energea Portfolio 4 USA LLC
Offering Statement on Form 1-A
Filed January 11, 2024
File No. 024-12389

To Whom It May Concern:

This letter is submitted on behalf of Energea Portfolio 4 USA LLC (the "Company") in response to a comment letter from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") dated February 7, 2024 (the "Comment Letter") with respect to the Company's Offering Statement on Form 1-A filed with the Commission on January 11, 2024 (the "Offering Statement").

For your convenience, the Staff's comments have been reproduced in italics herein with responses immediately following the comments. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement. This letter should be read in conjunction with the amended Offering Statement on Form 1-A/A that will be filed.

Offering Statement on Form 1-A

Cover Page

1.              You mention under "Limited Right of Redemption" at page 36 and elsewhere in the offering circular a three-year hold period and additional restrictions on the ability to sell shares purchased in this offering. In light of these substantial limitations and the absence of liquidity which results from them, please prominently disclose in the first paragraph here that (1) there will be no market for the offered Class A Investor Shares; (2) purchasers of such shares cannot sell such shares except by offering them to the Manager via the Platform; (3) purchasers must hold them for at least three years before trying to sell them via the Platform; and (4) even after waiting three years to request the sale via the Platform, you may pause the sale of any such shares at the Manager's discretion based on its judgment about any "potential impact on the overall performance of the portfolio." At each place that you discuss redemption or possible sales of the shares by investors in the offering, also add cross-references to new risk factors which address all such risks and limitations on liquidity.

Similarly, prominently highlight the risk that investors might be forced to sell their shares for a loss at any time as a result of the "drag-along rights" you disclose at pages 5 and 34.

The cover page of the Amendment has been revised to note that there is no secondary market for the Class A Investor Shares, Investors may not be able to sell their Class A Investor Shares and that the Company offers a limited redemption plan. The Amendment updates the Offering Statement to simplify the mechanics of the redemption program and revise the disclosure throughout. The new redemption plan is modelled after plans that have been used by other non-traded entities in programs that have been registered or qualified by the SEC. The Company will adopt a redemption program to allow Investors to redeem Class A Investor Shares directly with the Company. Investors who redeem Class A Investor Shares within the first 3 years of purchase will receive the redemption price, which is equal to the then current price per share, less a discount of 5%. After 3 years, Investors can redeem shares at 100% of the then current price per share.

The Amendment also updates the Offering Statement to prominently highlight the risk that Investors might be forced to sell their Class A Investor Shares as a result of the Manager's drag-along rights.

Caution Regarding Forward-Looking Statements, page ii

2.              Please revise to eliminate any suggestion that statements in your offering circular "are forward-looking statements within the meaning of the federal securities laws." See Securities Act Section 27A(b)(1)(C) and Section 27A(b)(2)(E).

The Amendment updates the Offering Statement to remove language that states that statements in the offering circular are forward-looking statements "within the meaning of the federal securities laws" and other references to the securities laws. It now simply reflects that Investors should use caution when reviewing statements in the Offering Circular that speak to expectations and possible future events.

Our Business, page 1

3.              You state that your projects will be "owned by special-purpose entities" which you refer to as SPEs. You also state that each such entity "is organized as a U.S. limited liability company." However, at page 14, you instead state that the SPEs will be foreign corporations. Reconcile these inconsistent disclosures. Also, list all such SPEs and their form of organization and domicile, and expand Material Legal Proceedings at page 19 to disclose whether any of these entities are currently involved in any material legal proceedings.

In response to the Staff's comment, the Amendment updates the Offering Statement to clarify that the SPEs are U.S. limited liability companies. Further, the Amendment updates the Offering Statement to list all such SPEs and their form of organization and domicile, and to disclose any material legal proceedings with respect to the SPEs.

Company Operations and Related Matters, page 2

4.              You refer to the "right" that investors in Class A Investor A Shares have to receive a "preferred return." But Section 4.2 of the LLC Agreement filed as Exhibit 1A-2B states that "no Member shall have any right to distributions except as may be authorized by the Manager." At page 21, you state that you "intend to authorize and declare distributions based on net income for the preceding month." You have had extremely minimal revenues and also experienced net losses for both 2021 and 2022, but you nonetheless declared monthly distributions throughout 2021, 2022, and 2023. Revise to explain in detail why distributions were regularly made despite your not having recognized net income in the preceding months, and eliminate any unsubstantiated references to the "right" of investors to preferred returns.

In response to the Staff's comment, the Amendment updates the Offering Statement to specify the source of the distributable cash flow is from the Projects net income, which can be found in the Distributions section beginning on page 23 and to eliminate any references to the "right" of investors to preferred returns.

Elsewhere in the circular, you refer to investors' purported rights to distributions, to dividends, and to an IRR. However, reference to your tabular disclosure at page 45 suggests that those who purchased Class A Investor Shares have not received any such dividends and instead have only had a portion of their investment returned as "non- dividend distributions." We note also the discussion of return of capital at page 14. If true, please revise to emphasize the complete absence of any historical dividend payments, and provide a detailed basis for any suggestion that investors have received or will receive an IRR of any amount. Also consider whether it is appropriate to continue to refer to rights to a particular rate of return based on your historical record of net losses and of returning equity to investors rather than paying dividends.

As noted in response to comment 4, the Amendment updates the Offering Statement to note the source of the distributable cash flow in the Distributions section beginning on page 23. The Amendment also updates the Offering Statement to clarify that there is a priority in how distributions are made with the Investors being entitled to distributions equal to a 7% IRR (i.e. the Preferred Return) before the Manager can receive its Promoted Interest. Notwithstanding this distribution "waterfall", any such distributions are at the sole discretion of the Manager. However, if the Manager determines to make distributions, they will be subject to the distribution "waterfall".

The Amendment further updates the Offering Statement to revise the current risk factor discussing the uncertainty of investors receiving any distributions to disclose that investors may not have any recourse if the Company is unable to pay distributions.

5.              Here and elsewhere you reference a preferred rate of return of 6% and 80% of additional cash flow. At page 23, however, you state that the rate is 7% plus 70% of additional cash flow and also assert that "As we end the year, we are projecting to continue to meet or exceed our projected dividend yield of 6-8% for the foreseeable future." Please revise generally to provide accurate disclosure. Also, provide us with detailed support for your "dividend yield" assertion, clarifying who projected that amount, when it was projected, the basis or bases for the projection, and the dates and means by which such projection was communicated to potential or actual investors.

In response to the Staff's comment, the Amendment updates the Offering Statement to consistently disclose it is a preferred rate of return of 6% and 70% of additional cash flow. The Amendment also updates the Offering Statement to strike the statement "[a]s we end the year, we are projecting to continue to meet or exceed our projected dividend yield of 6-8% for the foreseeable future."

6.              Explain why you refer to "continuing to meet or exceed" the referenced dividend yield in light of the absence of any historical dividend payments.

As noted in response to comment 6, the Amendment updates the Offering Statement to strike the statement "[a]s we end the year, we are projecting to continue to meet or exceed our projected dividend yield of 6-8% for the foreseeable future."

We Might Raise More than $50,000,000, page 4

7.              You state on the cover page and elsewhere that you are offering up to $50 million of Class A Investor Shares, which is less than the $75 million limit. You also suggest at page 7 that you are "offering to sell up to an additional $50,000,000 of Class A Investor Shares to the public." This section provides conflicting information regarding the intended size of the offering. Please revise to reconcile your disclosures, and provide consistent information regarding the size of this Regulation A offering.

In response to the Staff's comment, the Amendment updates the Offering Statement to clarify that the Company is currently offering a maximum of $50,000,000 pursuant to this Offering Statement.

We may be subject to claims from our Class A Investors, page 6

8.              Please revise this risk factor to eliminate all mitigating language. Instead, clearly explain that the Regulation A exemption may have been unavailable for prior sales not only because of the at-the-market prohibition in Securities Act Rule 251(d)(3)(ii) but also in light of the Rule 252(f)(2)(i) requirement that you update your financial statements after one year. Disclose the risk that you may be subject to related claims for rescission or damages if no other Securities Act exemption is available for those sales, and quantify in the revised risk factor the amount of securities you sold subsequent to the one-year anniversary of the qualification date for your prior Regulation A offering.

In response to the Staff's comment, the Amendment updates the Offering Statement to remove the mitigating language and explain that the Regulation A exemption may not have been available for prior sales and that the Company may be subject to claims of rescission or damages if no other exemption is available. It also sets forth the amount of Class A Investors Shares that were sold following the one-year anniversary of the date the Company's Offering Statement was qualified by the SEC.

Use of Proceeds, page 9

9.              You state that the disclosure assumes the maximum offering amount of $50 million of Class A Investor Shares. Please revise to provide detailed disclosures based on various scenarios, such as interim offering sizes as well as the maximum offering size, and make clear that this is a best efforts offering with no minimum needed to close. Separately discuss the intended uses for the "new" proceeds, and quantify the amounts you will source elsewhere as appropriate. It is insufficient to group together past expenses and distributions, which are not being paid from the current offering. In that regard, you indicate that the table shows uses "from inception through June 30, 2023." Please also provide estimated percentages of the proceeds from this offering that you plan on allocating to existing and anticipated projects. Specify the current projects to which net proceeds will be allocated as well as the estimated allocable amounts. If there are factors that may influence your estimated use of proceeds, please include these factors in this section and explain how these factors may influence the estimated uses.

In response to the Staff's comment, the Amendment updates the Offering Statement to provide disclosures based on various interim offering sizes and to clarify in the Use of Proceeds section that this is a best efforts offering with no minimum needed to close. Separately, the Amendment updates the Offering Statement to discuss in more detail the intended use for the proceeds from this Offering separate from the use of prior offering proceeds (which are also included in the Company's historical financial results) and to point investors to the "Investment Strategy" and "Projects Owned" sections for additional information regarding investment in current and future projects.

Tax Equity, page 12

10.           Please revise to explain why you believe you are "uniquely positioned" to benefit from the "transformative change" to the Investment Tax Credit, and quantify in this section the amount of all benefits you have obtained to date. If you have received none, state that clearly.

In response to the Staff's comment, the Amendment updates the Offering Statement expand the disclosure with respect to the Investment Tax Credit.

Calculating Distributions, page 22

11.           At page 3, you state that any distributions are at the "the sole discretion of the Manager." But you suggest at page 22 that Class A investors "Receive a priority distribution of cash flow each month which results in a 7% IRR." If you retain assertions regarding the rate of return, please define "IRR" at first usage, and disclose how many months your Class A investors received a return of 7% or more during each of the past three years. Please also include a risk factor discussing the uncertainty of investors receiving any distributions and their lack of any recourse if none is paid.

In response to the Staff's comment, the Amendment updates the Offering Statement to clarify that there is a priority in how distributions are made with the Investors being entitled to distributions equal to a 7% IRR (i.e. the Preferred Return) before the Manager can receive its Promoted Interest. Notwithstanding this distribution "waterfall", any such distributions are at the sole discretion of the Manager. However, if the Manager determines to make distributions, they will be subject to the distribution "waterfall". The Amendment also addresses the other comments raised with regard to references to IRR and how it is calculated.

With respect to the number of months that Investors received their 7% Preferred Return, we note that, as shown in the Distribution Table in this section, if the Manager is receiving its Promote Interest, the Investors, as per the "waterfall", will have by definition received their Preferred Return. We have added disclosure to that effect in the Amendment.

The Amendment also updates the Offering Statement to revise the current risk factor discussing the uncertainty of investors receiving any distributions to disclose that investors may not have any recourse if the Company is unable to pay distributions.

Liability to Make Additional Contributions, page 36

12.           Revise to describe in necessary detail those "circumstances" in which investors might be required to return part or all of a distribution they received.

In response to the Staff's comment, the Amendment updates the Offering Statement to note that there could be circumstances under Delaware law in which investors might be required to return part or all of a distribution they received.

Limited Right of Redemption, page 36

13.           The mandatory three-year hold period is disclosed only in this section. In addition to the new disclosure to be added to the cover page, properly emphasize this aspect of the offering where appropriate and also include corresponding risk factor disclosure.

Please see the response to Comment #1 above.

14.           Revise to explain the reference to "the fixed share price at the time of the redemption request," including how investors / shareholders can ascertain what this fixed price would be at the time of a desired redemption request, prior to the five percent reduction from the prospective resale price. As for the suggestion that investors have an "option to divest," state explicitly if true that there is no redemption "right" and that it is within the Manager's discretion to deny any such request, meaning that there would be effectively no option to divest.

Please see the response to Comment #1 above.

15.           Revise to clarify the maximum time period during which you may "pause" the sales of investor shares. Also, state whether you may pause the sales even after the three-year holding period has expired. If the sales before or after the end of the holding period can be paused indefinitely with no recourse for investors attempting to resell their shares, it does not appear that they have a bona fide "right" or "option" to resell.

Please see the response to Comment #1 above.

16.           You state that you could pause sales to "prioritize the sale of natural shares during periods where selling investor shares could potentially impact the overall performance of the portfolio. Such situations may arise when capital is required to complete a project, and selling shares would cause construction delays." Revise the disclosure in this section to:

•       explain the reference to "natural shares";

•       clarify what criteria would be used to determine that the resales would "potentially impact the overall performance of the portfolio";

•       disclose who makes such determinations;

•       state how long the decisionmaker has to reach such a determination and how investors would be notified; and

•       explain how and why resales "would cause construction delays."

Please see the response to Comment #1 above.

17.           Provide similar detailed information with regard to the potentially suspended or limited sales of shares you reference during "periods of extreme economic uncertainty or sudden downturns." Also, revise to provide examples of what could constitute such periods.

Please see the response to Comment #1 above.

18.           Because the Manager need not take any action it believes "would be adverse to the interests of the Company, itself or its other Investors," the Manager apparently has complete discretion to reject any redemption request. If the Manager in practice has absolute discretion to make such a finding and to reject any request, please state this clearly at the outset of this section and revise the caption accordingly. If you believe that is not the case, revise to explain why.

Please see the response to Comment #1 above.

19.           You state that purchases pursuant to a redemption request are priced as "determined by the Financial Model." However, the glossary at page 54 defines Financial Model as "The financial model prepared by the Manager for each Project, projecting all the costs and distributions of the Project." Insofar as you have multiple projects, the pricing protocol for redemptions is unclear. Revise this section to explain how the model prepared by the Manager for each project is used to obtain a fixed redemption price at redemption time.

Please see the response to Comment #1 above.

No Guarantee, page 36

20.           You state that investors might not receive a return of "all their invested capital." Expand your disclosure here and in the tabular presentation of the distributions paid to those holding Class A Investor Shares in 2021, 2022, and 2023 to clarify that you only returned invested capital to investors and that none of your payments to date consists of a dividend or dividend equivalent. State explicitly that there has not been any "positive return" to any Class A Investor Shares investors since your inception in 2021.

In response to the Staff's comment, the Amendment updates the Offering Statement to note the source of the distributable cash flow in the Distributions section on page 23.

The Distributions section has also been revised to note that to date, the Company has not made a profit, although it has had distributable cash flow. To the extent the Company has distributable cash flow but has not made a profit, such distributions are considered a return of capital and reported to Investors on a Form 1099-B. In future years, as more of the Projects are constructed, we anticipate the Company to be profitable. Distributions from profits will be classified as dividends and reported to Investors on a Form 1099-DIV.

If you have any questions or would like further information concerning our responses to the Comment Letter, please do not hesitate to contact me at 860-316-7466 or Kathy Koser at 860-575-5440.

Best,

This letter has been signed by the following persons in the capacities and on the dates indicated.

By MICHAEL SILVESTRINI
Name: Mike Silvestrini
Co-Founder and Managing Partner of Energea Global LLC

Date: March 7, 2024